FAIRCHILDCORP

Contact: Michael L. McDonald
Chief Financial Officer
703-478-5845
Email: mmcdonald@fairchild.com

FAIRCHILD REPORTS RESULTS FOR THE QUARTER ENDED JUNE 30, 2006.

McLean, Virginia (August 9, 2006) - The Fairchild Corporation (NYSE: FA), reported today $0.3 million, or $0.01 per share, of net earnings from continuing operations for the quarter ended June 30, 2006, as compared to a net loss from continuing operations of $2.3 million, or $0.09 per share, for the quarter ended June 30, 2005. The Company reported a net loss of $1.3 million, or $0.05 per share, for the quarter ended June 30, 2006, as compared to a net loss of $1.6 million, or $0.06 per share, for the quarter ended June 30, 2005.

Overall revenues decreased by $7.1 million, or 6.3%, in the third quarter of fiscal 2006, as compared to the third quarter of fiscal 2005. The three months ended June 30, 2006, included revenues of $85.1 million at the Company's sports & leisure segment, which was $6.4 million less than the prior period. The difference was due primarily to a $4.5 million decline in business at IFW, which the Company has downsized. Revenues in June were down, as many of our European customers focused on the World Cup soccer tournament. Revenues decreased by $0.8 million at the Company's aerospace segment, due primarily to the delivery of large orders in the three months ended June 30, 2005. The Company's results for the three and nine months ended June 30, 2006 and June 30, 2005, are included in the attached table.

On August 7, 2006, the Company announced that FA Holdings, LLC, a Delaware limited liability company led by Phillip Sassower, Chairman of The Phoenix Group LLC, and Jeffrey Steiner, Chairman and Chief Executive Officer of the Company, made a proposal to acquire all of the outstanding shares of the Company for $2.73 per share in cash.

The Company's sports & leisure business is seasonal, with historic trends of higher volumes of sales and profits during months from March through September.

About The Fairchild Corporation

The business of Fairchild consists of three segments: sports & leisure, aerospace, and real estate operations. Fairchild's sports and leisure segment, known as Fairchild Sports, is comprised of Hein Gericke, PoloExpress and Intersport Fashions West. Fairchild Sports designs and sells motorcycle protective apparel, helmets, and a large selection of technical accessories, for motorcyclists. Together, Hein Gericke and PoloExpress operate 233 retail shops in Germany, the United Kingdom, Austria, Belgium, France, Italy, Luxembourg, the Netherlands, and Switzerland. Intersport Fashions West, located in Tustin, California, is a designer and distributor of motorcycle protective apparel. Fairchild's aerospace segment is engaged in the aerospace distribution business which stocks and distributes a wide variety of parts to operators and aerospace companies providing aircraft parts and services to customers worldwide. Additional information is available on The Fairchild Corporation web site (www.fairchild.com).

This news release may contain forward looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended, and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

THE FAIRCHILD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except per share data)

	Three Months Ended		Six Months Ended	
	06/30/06	06/30/05	06/30/06	06/30/05
REVENUE:				
Net sales	$ 105,578	$ 112,810	$ 219,615	$ 256,859
Rental revenue	237	144	713	419
	105,815	112,954	220,328	257,278
COSTS AND EXPENSES:				
Cost of goods sold	61,376	66,014	132,440	158,439
Cost of rental revenue	60	49	167	133
Selling, general & administrative	43,429	45,843	105,984	114,224
Pension & postretirement	928	1,484	2,784	4,453
Other (income) expense, net	(2,527)	(1,311)	(3,811)	(2,618)
Amortization of intangibles	135	139	391	426
	103,401	112,218	237,955	275,057
OPERATING INCOME (LOSS)	2,414	736	(17,627)	(17,779)
Interest expense	(2,819)	(2,954)	(7,702)	(9,926)
Interest income	589	335	1,494	1,239
Net interest expense	(2,230)	(2,619)	(6,208)	(8,687)
Investment income	396	1,591	1,713	6,913
Increase in fair market value of interest rate contract	-	(316)	836	4,018
Earnings (loss) from continuing operations before taxes	580	(608)	(21,286)	(15,535)
Income tax provision	(149)	(1,457)	(237)	(1,610)
Equity in loss of affiliates, net	(132)	(200)	(1,131)	(400)
Earnings (loss) from continuing operations	299	(2,265)	(22,654)	(17,545)
Loss from discontinued operations, net	(2,592)	(463)	(2,382)	(679)
Gain on disposal of discontinued operations, net	1,000	1,158	13,500	13,658
NET LOSS	$ (1,293)	$ (1,570)	$ (11,536)	$ (4,566)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:				
Earnings (loss) from continuing operations	$ 0.01	$ (0.09)	$ (0.90)	$ (0.70)
Loss from discontinued operations, net	(0.10)	(0.02)	(0.09)	(0.02)
Gain on disposal of discontinued operations, net	0.04	0.05	0.53	0.54
NET EARNINGS (LOSS)	$ (0.05)	$ (0.06)	$ (0.46)	$ (0.18)
Basic and diluted weighted average shares outstanding:	25,226	25,229	25,226	25,223
Revenues				
Sports & Leisure Segment	$ 85,092	$ 91,501	$ 162,837	$ 191,014
Aerospace Segment	20,486	21,309	56,778	65,845
Real Estate Operations Segment	259	259	777	777
Intercompany Eliminations	(22)	(115)	(64)	(358)
Total	$ 105,815	$ 112,954	$ 220,328	$ 257,278
Operating Income (Loss)				
Sports & Leisure Segment	$ 6,534	$ 7,534	$ (7,116)	$ (795)
Aerospace Segment	1,437	1,740	3,235	5,133
Real Estate Operations Segment	191	122	388	377
Corporate and Other	(5,748)	(8,660)	(14,134)	(22,494)
Total	$ 2,414	$ 736	$ (17,627)	$ (17,779)